Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

_______________________________________________ (el “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 17 de marzo de 2026, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ______________ (_______________________________________) acción(es) que de dicha Sociedad el Poderdante es titular:

_____________________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of _____________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on March 17, 2026, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ______________________ (___________________________) share(s) owned by the Principal:
Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention
I. Propuesta discusión y en su caso aprobación, y ratificación de un contrato de compraventa de acciones, el “Contrato”), los documentos accesorios y la realización de las operaciones contempladas en dichos documentos.				I. Proposal, discussion and, if applicable, approval and ratification of a share purchase agreement (the “Agreement”), the ancillary documents thereto, and the transactions contemplated therein..
II. Propuesta discusión y en su caso aprobación, de un aumento en la parte variable del capital social de la Sociedad, en relación con el Contrato.				II. Proposal, discussion and, if applicable, approval of an increase in the variable portion of the Company’s capital stock in connection with the Agreement.
III. Propuesta discusión y en su caso aprobación de la negociación y celebración de los documentos de financiamiento y la realización de las operaciones contempladas en dichos documentos.				III. Proposal, discussion and, if applicable, approval of the negotiation and execution of financing documents and the transactions contemplated therein.
IV. Designación de Delegados Especiales que den cumplimiento a las resoluciones adoptadas por la Asamblea.				IV. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

__________ de _____________________ de 2026 / ______________________________, 2026

______________________________

Por/By: ______________________________

Cargo/Title: ______________________________

Testigos / Witnesses

Name:	Name: